Exhibit 8.1

Kazia Therapeutics Limited has the following subsidiary companies

Subsidiary name	Shareholding	Company of incorporation
Kazia Laboratories Pty Limited	100%	Australia
Kazia Research Pty Limited	100%	Australia
Kazia Therapeutics Inc	100%	USA
Glioblast Pty Limited	100%	Australia